Exhibit 99.38

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2023

Dated May 23, 2023

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Collective Mining Ltd. (the “Company”) will be held by way of teleconference on June 29, 2023 at the hour of 9:00 a.m. (Toronto time), and the Company invites shareholders to participate in that manner.

The Meeting will not be held in person in view of the evolving COVID-19 situation. The Meeting will be held by teleconference on June 29, 2023 at the hour of 9:00 a.m. (Toronto time), and the Company invites shareholders to participate in that manner. The teleconference dial-in details are as follows: 647-723-3984 or 1-866-365-4406 from Canada or the US, 7 Digit Access Code – 8487744#. The Meeting will be held for the following purposes:

(a)	To receive and consider the audited financial statements of the Company for the period ended December 31, 2022, and the report of the auditors thereon;

(b)	To elect the directors of the Company for the ensuing year;

(c)	To appoint PricewaterhouseCoopers LLP, as auditors for the ensuing year and to authorize the board of directors to fix the remuneration to be paid to the auditors;

(d)	To consider and, if deemed appropriate, to pass with or without variation a resolution to confirm and approve the “rolling” stock option plan of the Corporation; and

(e)	To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

This notice is accompanied by a form of proxy and the Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy so that as large a representation as possible may be had at the Meeting.

THE CORPORATION DOES NOT INTEND TO HOLD THE MEETING IN PERSON AND YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:00 A.M. (TORONTO TIME) ON JUNE 27, 2023 OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING, AS DESCRIBED IN THE CIRCULAR.

DATED at Toronto, in the Province of Ontario, as of the 23th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Omar Ossma”

Omar Ossma
President and CEO

INFORMATION CIRCULAR

as at and dated May 23, 2023

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Collective Mining Ltd. (the “Company”) for use at the 2023 annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on June 29, 2023 at the time and place and for the purposes set forth in the Notice of Meeting.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be borne by the Company.

The Company does not intend to hold the Meeting in person in view of the evolving COVID-19 situation. The Meeting will be held by teleconference on June 29, 2023 at the hour of 9:00 a.m. (Toronto time), and the Company invites shareholders to participate in that manner. The teleconference dial-in details are as follows: 647-723-3984 or 1-866-365-4406 from Canada or the US, 7 Digit Access Code – 8487744#.

YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING. SHAREHOLDERS THAT WISH TO PARTICIPATE MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:00 A.M. (TORONTO TIME) ON JUNE 27, 2023, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors or officers of the Company. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1 or by facsimile at (416) 595-9593, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The Chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of TSX Trust Company or the Company’s office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or in any manner provided by law.

Proxy Instructions

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditors.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any amendments, variations, or other matters which will be brought before the Meeting. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Non-Registered Holders

Only shareholder whose name appears on the records of the Company as the registered holder of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the company are “non-registered” shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policies, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the form of proxy, to the Nominees for distribution to non-registered holders. Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your shares are voted at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non-objecting beneficial owners”. These materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding securities on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding shares on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Company consist of an unlimited number of common shares (“Common Shares”) without par value. As at the date of this Information Circular, 60,234,656 Common Shares were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. May 23, 2023 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company except for the following shareholders:

Name	Holdings(1)(2)	Percentage(1)(2)
Ari Sussman(3)	10,747,500	17.8%
Pasquale Dicapo(4)	8,986,666	14.9%

Notes

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the Shareholder listed above

(2)	On a non-diluted basis.

(3)	The 10,4747,500 are held directly by Mr. Sussman, an entity over which Mr. Sussman exercises direction or control, and by Mr. Sussman’s spouse.

(4)	The 8,986,667 Common Shares are held directly by Mr. Dicapo and by entities over which Mr. DiCapo exercises direction or control.

EXECUTIVE COMPENSATION

Set forth below is the Company’s executive compensation summary for the year ended December 31, 2022 prepared in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“Named Executive Officer” or “NEO”) of the Company means each of the following individuals:

(a)	a Chief Executive Officer (“CEO”) of the Company;

(b)	a Chief Financial Officer (“CFO”) of the Company;

(c)	the most highly compensated executive officer, including any of its subsidiaries, or the most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for the December 31, 2021 financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at December 31, 2022.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth information concerning all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each Named Executive Officer and director, other than stock options and other compensation securities, for each of the two most recently completed financial years.

Name and Position(1)(2)(3)	Fiscal Year Ended Dec 31,	Salary, Consulting Fee, Retainer or Commission	Bonus	Committee or Meeting Fees	Value of Perquisites	Value of All Other Compensation(1)	Total Compensation
Ari Sussman, Executive Chairman and Director	2022 2021	US$250,000 US$85,832	US$257,601 US$224,425	Nil Nil	Nil Nil	US$3,438 Nil	US$511,039 US$310,258
Omar Ossma, Chief Executive Officer and President	2022 2021	US$145,287 US$95,660	US$69,667 US$72,919	Nil Nil	Nil Nil	US$5,442 US$3,986	US$220,396 US$172,565
Paul Begin, Chief Financial Officer and Corporate Secretary	2022 2021	US$200,000 US$122,167	US$157,500 US$139,687	Nil Nil	Nil Nil	US$3,254 US$317	US$360,754 US$262,171
Kenneth Thomas, Lead Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Maria Constanza, Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Paul Murphy, Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ashwath Mehra, Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Note:

(1)	Other compensation includes health benefits.

Stock Options and Other Compensation Securities

Set forth in the table below is a summary of all compensation securities granted or issued to each Named Executive Officer and director of the Company during the fiscal year ended December 31, 2022.

	Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant(1)	Closing Price of Security or Underlying Security at Year End	Expiry Date
Ari Sussman, Executive Chairman and Director	Stock Options	100,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Omar Ossma, Chief Executive Officer and President	Stock Options	100,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Paul Begin, Chief Financial Officer and Corporate Secretary	Stock Options	100,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Kenneth Thomas, Lead Director	Stock Options	70,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Maria Constanza, Director	Stock Options	65,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Paul Murphy, Director	Stock Options	70,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027
Ashwath Mehra, Director	Stock Options	65,000	December 15, 2022	$2.83	$2.83	$2.55	December 15, 2027

Exercise of Compensation Securities by Directors and Named Executive Officers

The following table discloses each exercise by a director or NEO of compensation securities during the year-ended December 31, 2022.

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security	Date of Exercise	Closing Price per Security on Date of Exercise	Difference between Exercise Price and Closing Price on Date of Exercise	Total Value on Exercise Date
Ari Sussman, Executive Chairman and Director	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Omar Ossma, Chief Executive Officer and President	Stock Options	250,000	CDN $0.20	August 11, 2023	CDN $3.80	CDN $3.60	CDN $900,000
Paul Begin, Chief Financial Officer and Corporate Secretary	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Kenneth Thomas, Lead Director	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Maria Constanza, Director	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul Murphy, Director	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ashwath Mehra, Director	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Stock option plans and other incentive plans

The Company’s only incentive plan is a stock option plan. A description of the material terms of the Company’s incentive stock option plan can be found under the heading “Equity Compensation Plan Information – Summary of Stock Option Plan”.

Employment, consulting and management agreements

Mr. Sussman’s remuneration is billed monthly through a service agreement with a service company (wholly owned by Mr. Sussman) Lion Mining Services, Inc. (“Lion”), to provide technical, administration and office support to Collective Mining Ltd. Lion is entitled to an annual compensation of US$300,000, billed monthly, plus a bonus of up to 100 percent of the annual compensation. The agreement can be terminated by either party without notice in the event of a material breach. If the agreement is terminated by the Company for any reason other than a material breach, Lion is entitled to a termination fee of US$300,000, last year’s bonus and one year of benefits. In the event of a Change of Control, and within twelve months of such Change of Control, either the Company or Lion elects to terminate the agreement, Lion is entitled to a payment of US$1,800,000.

Messrs. Ossma is remunerated pursuant to an employment contract and is compensated at a rate of US$200,000 per annual and is entitled to a bonus of up to 50 percent of his annual compensation. The employment agreement can be terminated at any time by either party. In the event that the Company elects to terminate the agreement for any reason other than cause, Messrs. Ossma is entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, and if the Company elects to terminate the agreement, Messrs. Ossma is entitled to a payment of a sum of one year and a half (A) salary, (B) bonus based on the target bonus and (C) benefits.

Mr. Begin is remunerated pursuant to an employment contract and is compensated at a rate of US$250,000 per annum and is entitled to a bonus of up to 75 percent of his annual compensation. The employment agreement can be terminated at any time by either party. In the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Begin is entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, and within twelve months of such Change of Control, either the Company or Mr. Begin elects to terminate the agreement, Mr. Begin is entitled to a payment of a sum of two year’s (A) salary, (B) bonus based on the target bonus and (C) benefits.

Oversight and description of director and named executive officer compensation

The Board has a Corporate Governance and Compensation committee which is tasked with the assessment of the compensation paid to both the NEOs and directors. Compensation is reviewed on an annual basis. The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. In general, a NEO’s compensation is comprised of salary, wages or contractor payments and stock option grants.

Salary, wages or contractor payments for each NEO are based on the position held, the related responsibilities and functions performed by the NEO and salary ranges paid to executives at similar companies. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The exercise price of the stock options granted is determined by the market price at the time of grant. At this time the Board has not established any performance criteria or goals. There were no significant changes to the Company’s compensation policies during or after the most recently completed financial year that could or would have affected the Named Executive Officers’ compensation.

Pension

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Company’s equity compensation plans under which equity securities of the Company are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options(a)	Weighted-average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans(1)(2) (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,019,167	$2.25	1,258,011
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,019,167	$2.25	1,258,011

Notes:

(1)	The Company’s incentive stock option plan is a “rolling” stock option plan, last approved by the Shareholders at a meeting on June 29, 2022. The number of Common Shares that may be reserved for issuance pursuant to the incentive stock option is limited to 10% of the issued and outstanding Common Shares on the date of any grant of options thereunder. As at December 31, 2022, there were 4,019,167 options were outstanding.

(2)	Based on a total of 5,277,178 stock options issuable pursuant to the Company’s incentive stock option plan as at December 31, 2022.

Summary of Stock Option Plan

The Company has established a “rolling” stock option plan (the “Plan”) providing for the grant of stock options to directors, officers and other service providers of the Company in accordance with the terms thereof. A maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options granted pursuant to the Plan.

The purpose of the Plan established by the Company, pursuant to which it may grant incentive stock options, is to promote the profitability and growth of the Company by facilitating the efforts of the Company to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Common Shares.

The Plan is administered by the Board. The Plan provides for the grant of options to purchase Common Shares to eligible directors, officers, employees and consultants of the Company or any of its affiliates (“Participants”). The number of Common Shares reserved for issuance pursuant to options granted to any one Participant, other than a consultant, shall not, within any 12-month period, exceed 5% of the total number of Common Shares then issued and outstanding unless disinterested shareholder approval is obtained. The number of Common Shares issuable to any insider and such insiders’ associates pursuant to options granted under the Plan and all other security-based compensation arrangements of the Company shall not, at any time, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to insiders and such insiders’ associates pursuant to the Plan and all other security-based compensation arrangements shall not, within any 12-month period, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to any one consultant shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding. The number of Common Shares issued to all persons engaged to conduct investor relations activities shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding.

The exercise price of an option is set by the Board at the time of grant but may not be less than the Discounted Market Price (as defined in the policies of the TSXV). The maximum term of an option issued pursuant to the Plan is 10 years, and, subject to a specific determination by the Board, any granted options shall vest on the date of the grant save and except that options granted to consultants or persons employed in Investor Relations Activities (as such term is defined in the policies of the TSXV) shall vest in stages over 12 months with no more than one-quarter (¼) of such options vesting in any three month period. Notwithstanding any other provision of the Plan, without prior TSXV acceptance, the Company may not accelerate the vesting date of an option granted to consultants conducting Investor Relations Activities for the Company.

The expiration of any option will be accelerated if the Participant’s employment or other relationship with the Company terminates. An optionee that ceases to be a Participant (for reasons other than termination for cause) has 90 days from the date of termination to exercise all existing vested options; provided that in no event shall such right extend beyond the option period. In the event of the death of a Participant, the options granted to the Participant shall be exercisable for a period of 12 months from the date of death of the Participant by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; provided that in no event shall such right extend beyond the option period. If the date on which an option expires occurs within or immediately following the last day of a trading black-out period imposed pursuant to the Company’s insider trading policy (as may be amended from time to time), then the expiry date of such option shall be the date that is 10 business days following the date of expiry of the trading black-out period. Any exercise, cancellation or expiry of options will make new grants available under the Plan effectively resulting in re-loading of the number of options available to grant under the Plan.

The Plan further provides for the termination of options in connection with certain fundamental changes such as the dissolution, liquidation or merger of the Company, or in the event of a change of control of the Company and provides for accelerated vesting in such circumstances, at the discretion of the Board. Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may suspend, amend or terminate the Plan.

The following types of amendments to the Plan or an option granted under the Plan require shareholder approval: (a) amendments to the number of Common Shares (or other securities) issuable under the Plan; (b) any amendment which reduces the exercise price of an option that is held by an insider; (c) any amendment to the number of Common Shares (or other securities) issuable to an insider; (d) any amendment which extends the term of an Option held by or benefiting an insider; (e) amendments to the definition of “Participants”; (f) any amendment which adds any form of financial assistance; (g) any amendment to a financial assistance provision which is more favorable to Participants; (h) any amendment which adds a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and (i) amendments adding a deferred or restricted share unit which results in Participants receiving securities while no cash consideration is received by the Company. The Board may approve all other amendments to the Plan or options granted under the Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Receipt of Financial Statements

The financial statements of the Company for the fiscal year ended December 31, 2022 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Company’s audited financial statements for the fiscal year ended December 31, 2022 will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP, the current auditors of the Company, be appointed as the auditors of the Company, to hold office until the close of the next annual meeting of Shareholders, or until a successor is appointed, and that the Directors be authorized to fix PricewaterhouseCoopers LLP’s remuneration. The Audit Committee has recommended to the Board, and the Board has approved, the nomination of PricewaterhouseCoopers LLP for such appointment. PricewaterhouseCoopers LLP have been the auditors of the Company since May, 2021.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to reappoint PricewaterhouseCoopers LLP to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors of the Company to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the re-appointment of PricewaterhouseCoopers LLP, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

Election of Directors

Under the constating documents of the Company, the Board is to consist of a minimum of one (1) and a maximum of ten (10) directors, to be elected annually. Shareholders will be invited to elect five directors at the Meeting by voting for or withholding their votes in respect of each of the nominees named below. Each director holds office until the next annual meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the Company’s by-laws. On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for each of the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be withheld from voting in respect of any such Nominee(s) set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other Nominees at their discretion.

Shareholders have the option to: (i) vote for all of the directors of the Company listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted FOR the election of each of the proposed Nominees set forth in the table below.

The Company adopted a majority voting policy with respect to the election of directors. See “Corporate Governance - Majority Voting Policy” for details.

The following table sets out the name of each of the nominees, all positions and offices in the Company held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Company and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his control or direction:

Name and Province of Residence and Present Position with Company	Principal Occupation(s)(1)	Director Since	Number of Common Shares Owned or Controlled(1)
Ari Sussman(1) Executive Chairman, and Director Miami, Florida	Executive Chairman of the Company (2021 to Present)	May, 2021	10,747,500
Paul Murphy(1)(2)(3) Director Toronto, Ontario	Chairman of Alamos Gold Inc. (2010 to Present)	May, 2021	316,667
Ken Thomas(1)(3) Director Oakville, Ontario	President of Ken Thomas & Associates Inc. (2012 to Present)	May, 2021	317,000
María Constanza García Botero(1)(2)(3) Director Medellín, Colombia	General Coordinator of Metrolinea1 (2021 to Present)	May, 2021	Nil
Ashwath Mehra(1)(2) Director Zug, Switzerland	Chief Executive Officer of ASTOR Management AG (2011 to Present)	September, 2021	1,315,700

Notes:

(1)	Information about principal occupation, business or employment and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by respective persons set forth above.

(2)	Member of the Audit Committee. Mr. Murphy is the Chair.

(3)	Member of the Compensation, Nominating and Corporate Governance Committee. Mr. Thomas is the Chair.

Corporate Cease Trade Orders

To the Company’s knowledge, no director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of Company:

(a)	is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Approval of Stock Option Plan

The Company maintains the Plan, which was last approved by Shareholders at a meeting held on June 29, 2022. The Plan is a “rolling” stock option plan that sets the number of Common Shares issuable thereunder at a maximum of 10% of the Common Shares issued and outstanding at the time of any grant.

Pursuant to the policies of the TSXV, a TSXV-listed issuer is required to obtain the approval of its shareholders for a “rolling” stock option plan at each annual meeting of shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the Plan for the ensuing year.

The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company, or any subsidiary of the Company, the option to purchase Common Shares. The Plan provides for a floating maximum limit of 10% of the outstanding Common Shares as permitted by the policies of the Exchange. As at the date hereof, options to purchase a total of 3,796,667 Common Shares have been issued to eligible participants under the Plan and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the Stock Option Plan is 2,226,798.

For a summary of the Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Summary of Stock Option Plan” above. The full text of the Plan will be supplied free of charge to any Shareholder upon written request made directly to the Company at its registered head office located at 82 Richmond Street East, Toronto, Ontario M5C 1P1, telephone: (647) 930 1880.

Shareholder Approval of the Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution reapproving the Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or instructions FOR the resolution approving the Plan. The directors of the Company recommend that Shareholders vote in favour of the resolution approving the Plan.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company have been indebted to the Company during the financial year ended December 31, 2022, or are indebted to the Company as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Company have an interest in the resolutions concerning the ratification of the Plan as each are entitled to receive stock option grants thereunder. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders and takes into account the role of the individual member of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) mandates disclosure of corporate governance practices, which disclosure is set out below.

A summary of responsibilities and activities and the membership of the audit committee (the “Audit Committee”) is also set out below.

Board of Directors

Independence of Members of Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of five members, four of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Paul Murphy, Maria Constanza Garcia, Ashwath Mehra, and Kenneth Thomas are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination is that, since the date of incorporation of the Company, none of the independent directors have worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company. Ari Sussman is not considered an independent director because he is also an officer of the Company. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

Management Supervision by Board

The operations of the Company and its current finances do not support a large board of directors and the board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished by choosing management that demonstrates a high level of integrity and ability, and a slate of strong independent board members.

Participation of Directors in other Reporting Issuers

The following directors of the Company presently hold directorships in other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Exchange or Market
Paul Murphy	Alamos Gold Inc. Generation Mining Limited	TSX TSX
Ashwath Mehra	Fancamp Exploration Ltd. EDM Resources Inc.	TSXV TSXV

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

a)	information respecting the functioning of the board, committees and copies of the Company’s corporate governance policies;

b)	access to recent, publicly filed documents of the Company; and

c)	access to management.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars. Board members have full access to the Company’s records.

Code of Business Conduct & Ethics

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. To date, the Board has adopted a formal written Code of Business Conduct and Ethics. Furthermore, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained.

Anti-Bribery and Anti-Corruption Policy

The Company adopted an Anti-Bribery and Anti-Corruption Policy (“ACP”) for directors, officers and employees, to comply with applicable provisions of the Corruption of Foreign Public Officials Act of Canada (“CFPOA”) and The Superintendence of Companies External Letter No. 100-000005 of Colombia (“External Letter 100”) and to promote activities and initiatives that help to ensure the Company is not used as a means of corruption, bribery, money laundering and the financing of terrorism and other crimes. The ACP supplements the Code and applicable laws and provides guidelines for compliance with the CFPOA and External Letter 100 and Company policies applicable to the Company’s international operations.

Anti-Hedging Policy

The Company adopted an anti-hedging policy to explicitly prohibit directors, officers and employees (including any individual who is in receipt of or currently holds equity received as part of such individual’s compensation) from directly or indirectly hedging against future declines in the market value of any equity-based securities of the Company (including through the purchase of financial instruments designed to offset such risk). Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and may undermine the purpose for which such securities are granted. Prohibited transactions include the purchase by any Company personnel of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of the Company.

Nomination of Directors

The Corporate Governance and Compensation Committee has assumed responsibility for identifying potential board candidates. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill the need of the Company based on the sector the Company is currently engaged in and seeks to locate nominees with the skills, expertise, independence and other factors complementary to the Company’s present Colombian mining activity.

Compensation of Directors and the CEO and CFO

The Corporate Governance and Compensation Committee has the responsibility of determining the appropriate compensation payable to the directors and Executive Officers of the Company during each fiscal year.

To determine compensation payable, the independent directors will review compensation paid for directors, CEO’s and CFO’s of companies of similar size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In settling the compensation, the Corporate Governance and Compensation Committee annually review the performance of CEO and CFO in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As at the date of this Information Circular, there were no other standing Board committees other than the Audit Committee and the Compensation, Nominating and Corporate Governance Committee.

Majority Voting Policy

The Company’s majority voting policy provides that, in the event a nominee director receives more withheld than for votes at a regularly scheduled annual shareholders’ meeting, the nominee will be considered not to have received support of the shareholders of the Company, even though duly elected as a matter of corporate law. Such nominee shall forthwith submit his or her resignation. The Compensation, Nominating and Corporate Governance Committee (“CNCG Committee”) will then assess all circumstances relating to this situation and, as the case may be, will recommend to the Board whether to accept the resignation of the nominee. The nominee cannot be present, participate or vote at the CNCG Committee and Board meetings (or part of the meetings) where the refusal or acceptance of his or her resignation is discussed.

The Board has 90 days from the date of the shareholders’ meeting to issue a press release announcing the resignation of the nominee or explaining the exceptional circumstances that justify that the resignation has not been accepted. At its discretion, the Board may fill the vacancy created by the resignation or otherwise act in accordance with applicable laws. The Company’s majority voting policy does not apply in any case where proxy material is circulated in support of one or more nominees who are not supported by the Board.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board, Audit Committee and the Corporate Governance and Compensation Committee. No formal policy has been established to monitor the effectiveness of each director, the Board and the committees.

The CNCG Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Corporate Governance and Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. Company’s long-term incentives, which include stock options, comprise a significant portion of the executives’ compensation package, and are intended to align the executive compensation with the interest of the Company’s shareholders.

The CNCG Committee intends to continue such risk assessments on an annual basis and also considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

As noted above, the Company has adopted an Anti-Hedging policy restricting its Named Executive Officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its Named Executive Officers or directors.

AUDIT COMMITTEE INFORMATION

Additional information regarding the Audit Committee is contained in the Company’s annual information form dated May 2, 2023 (the “AIF”) under the heading “Audit Committee Disclosure” and a copy of the charter of the Audit Committee is attached to the AIF as Appendix “A”. The AIF is available under the Company’s SEDAR profile at www.sedar.com.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited annual financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

Dated this 23th day of May, 2023.

APPROVED BY THE BOARD OF DIRECTORS

OF COLLECTIVE MINING LTD.

“Omar Ossma”
Omar Ossma, President and CEO